Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Below are the only active wholly-owned subsidiaries of the registrant and its jurisdiction of organization.

Doing Business As	State of Incorporation
Dunkirk Specialty Steel, LLC	Delaware
North Jackson Specialty Steel, LLC	Delaware